

Sports Visio, Inc. (the "Company")
a Delaware Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Years Ended December 31, 2023 & 2022

Table of Contents





RNB CAPITAL

Certified Public Accountants, Cyber Security, and Governance, Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Sports Visio, Inc. Management

We have reviewed the accompanying financial statements of Sports Visio, Inc. (the Company) which comprise the statement of financial position as of December 31, 2023 & 2022 and the related statements of operations, statement of changes in shareholders' equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
March 25, 2025

SPORTS VISIO, INC.
STATEMENT OF FINANCIAL POSITION

	As of December 31,	
	2023	**2022**
ASSETS		
Cash and Cash Equivalents	1,981,295	1,327,825
Accounts Receivable	100	-
Prepaid Expenses	59,737	2,740
Subscription Receivable – Interest	5,097	-
Total Current Assets	2,046,229	1,330,564
TOTAL ASSETS	2,046,229	1,330,564
LIABILITIES AND EQUITY		
Liabilities		
Accounts Payable	53,001	530
Accrued Expenses	2,193	20,497
Deferred Revenue	1,600	-
Notes Payable – Related Party – Current	441,732	441,732
Total Current Liabilities	498,526	462,759
TOTAL LIABILITIES	498,526	462,759
EQUITY		
Common Stock	1,039	939
Series Seed-1 Preferred Stock	57	57
Series Seed-2 Preferred Stock	32	32
Series Seed-3 Preferred Stock	249	249
Series Seed-4 Preferred Stock	302	-
Additional Paid-in Capital – Shares	6,617,780	3,176,610
Additional Paid-in Capital – Stock Options	275,457	46,432
Accumulated Deficit	(5,347,213)	(2,356,514)
Total Equity	1,547,702	867,805
TOTAL LIABILITIES AND EQUITY	2,046,229	1,330,564

See Accompanying Notes to these Unaudited Financial Statements

SPORTS VISIO, INC.
STATEMENT OF OPERATIONS

	Year Ended December 31,	
	2023	**2022**
Revenues		
Revenue	1,432	-
Cost of Goods Sold	(195,925)	-
Gross Profit	(194,493)	-
Operating Expenses		
Advertising and Marketing	44,424	5,200
General and Administrative	374,245	329,606
Professional Fees	107,203	73,679
Payroll Expense	2,312,145	1,265,258
Total Operating Expenses	**2,838,016**	**1,673,743**
Total Loss from Operations	**(3,032,509)**	**(1,673,743)**
Other (Expense)		
Interest Income	41,810	-
Interest Expense	(530)	(530)
Total Other Income (Expense)	**41,280**	**(530)**
Net Income (Loss)	**(2,991,229)**	**(1,674,273)**

See Accompanying Notes to these Unaudited Financial Statements

SPORTS VISIO, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock		Series Seed-1 Preferred Stock		Series Seed-2 Preferred Stock		Series Seed-3 Preferred Stock		Series Seed-4 Preferred Stock		APIC - Shares	APIC - Stock Options	Retained earnings (Deficit)	Total Shareholders' Equity
	# of Shares	$ Amount	# of Shares	$ Amount	# of Shares	$ Amount	# of Shares	$ Amount	# of Shares	$ Amount				
Beginning balance at 1/1/22	9,394,444	939	-	-	-	-	-	-	-	-	863,680	-	(686,745)	177,875
Issuance of Preferred Stock	-	-	568,380	57	315,732	32	2,492,772	249	-	-	-	-	-	338
Additional Paid in Capital	-	-	-	-	-	-	-	-	-	-	2,312,930	-	-	2,312,930
APIC-Stock Options	-	-	-	-	-	-	-	-	-	-	-	46,432	-	46,432
Prior Period Adjustments	-	-	-	-	-	-	-	-	-	-	-	-	4,504	4,504
Net income (loss)	-	-	-	-	-	-	-	-	-	-	-	-	(1,674,273)	(1,674,273)
Ending balance at 12/31/22	9,394,444	939	568,380	57	315,732	32	2,492,772	249	-	-	3,176,610	46,432	(2,356,514)	867,805
Issuance of Common Stock	991,841	99	-	-	-	-	-	-	-	-	-	-	-	99
Issuance of Preferred Stock	-	-	-	-	-	-	-	-	3,022,703	302	-	-	-	302
Additional Paid in Capital	-	-	-	-	-	-	-	-	-	-	3,675,169	-	-	3,675,169
Subscription Receivable	-	-	-	-	-	-	-	-	-	-	(234,000)			(234,000)
APIC-Stock Options	-	-	-	-	-	-	-	-	-	-	-	229,025	-	229,025
Prior Period Adjustments	-	-	-	-	-	-	-	-	-	-	-	-	530	530
Net income (loss)	-	-	-	-	-	-	-	-	-	-	-	-	(2,991,229)	(2,991,229)
Ending balance at 12/31/23	10,386,285	1,039	568,380	57	315,732	32	2,492,772	249	3,022,703	302	6,617,780	275,457	(5,347,123)	1,547,702

See Accompanying Notes to these Unaudited Financial Statements

SPORTS VISIO, INC.
STATEMENT OF CASH FLOWS

	Year Ended December 31,	
	2023	**2022**
OPERATING ACTIVITIES		
Net Income (Loss)	(2,991,229)	(1,674,273)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Prior Period Adjustments	530	4,504
Decrease (Increase) in Assets:		
Accounts Receivable	(100)	-
Prepaid Expense	(56,998)	(2,740)
Other Current Asset	-	-
Increase (Decrease) in Liabilities:		
Accounts Payable	52,471	(1605)
Accrued Expense	(18,304)	20,497
Deferred Revenue	1,600	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(20,800)	20,656
Net Cash provided by (used in) Operating Activities	*(3,012,029)*	*(1,653,617)*
INVESTING ACTIVITIES		
Interest Receivable	(5,097)	-
Net Cash provided by (used by) Investing Activities	*(5,097)*	-
FINANCING ACTIVITIES		
Issuance of Common Stock	99	-
Issuance of Series Seed-1 Preferred Stock	-	57
Issuance of Series Seed-2 Preferred Stock	-	32
Issuance of Series Seed-3 Preferred Stock	-	249
Issuance of Series Seed-4 Preferred Stock	302	-
Additional paid-in capital - shares	3,441,169	2,312,930
Additional share options vesting	229,025	46,432
Issuance of Notes Payable – Related Party	-	441,732
Net Cash provided by (used in) Financing Activities	*3,670,596*	*2,801,432*
Cash at the beginning of period	1,327,825	180,010
Net Cash increase (decrease) for period	653,470	1,147,815
Cash at end of period	1,981,295	1,327,825

See Accompanying Notes to these Unaudited Financial Statements

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Sports Visio, Inc ("the Company") was formed in Delaware on January 25, 2021. The Company earns revenue using AI technology to generate statistics and highlights from sports game footage submitted by customers. Users can access and interact with this data through the SportsVisio mobile app. The Company's headquarters is in Dunbarton, New Hampshire. The Company operates remotely, allowing it to serve a global customer base, with primary focus on the US and Canada.

The company plans to conduct a crowdfunding raise in 2025 to raise operating capital.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Emphasis of Matter on substantial doubt:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has commenced principal operations and realized losses for the past two years and may continue to generate losses. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. We reviewed the Company's three-year forecast and noted that the Company is expected to have positive cash flows and income. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

<u>Fair Value of Financial Instruments</u>

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2023 and December 31, 2022.

<u>Cash and Cash Equivalents</u>
The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $1,981,295 and $1,327,825 in cash and cash equivalents as of December 31, 2023 and December 31, 2022, respectively.

<u>Accounts Receivable</u>

Receivables due from customers arise from game credits and subscription purchases under agreed upon terms. Receivables are stated at the amount billed to the customer. While most payments are collected upfront, some clients are billed after each season's billing.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. As of December 31, 2023 and 2022, the Company does not deem an allowance necessary.

As of December 31, 2023 and 2022, the accounts receivable amounts to $100 and $0, respectively.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The company generates revenue by providing AI-powered statistics and highlights based on customer-submitted gaming footage. Most customers pay upfront by purchasing game credits or a subscription, while a few accounts operate on credit and are billed after each season. The company's primary performance obligation is to deliver full statistics and highlights for submitted games to the SportsVisio app with an accuracy level of over ninety-five percent. Customers typically purchase game credits or a subscription on a quarterly, seasonal basis, with most opting for a subscription or credits for one season at a time.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of commission expenses, amazon web services, tech tools and subscriptions, travel, office supplies, and other miscellaneous expenses.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

	Total Stock Options	Weighted Average Fair Value
Total Stock Options Outstanding, January 1, 2022	-	-
Granted	185,479	$1.04
Exercised	-	-
Cancelled	-	-
Total Stock Options Outstanding, December 31, 2022	185,479	$1.04
Granted	2,293,584	$0.31
Exercised	-	-
Cancelled	-	-
Total Stock Options Outstanding, December 31, 2023	2,479,063	$0.37

	Nonvested Stock Options	Weighted Average Fair Value
Nonvested Shares, January 1, 2022	-	-
Granted	185,479	$1.04
Vested	(44,646)	$1.04
Cancelled	-	-
Total Nonvested Shares, December 31, 2022	140,833	$1.04
Granted	2,293,584	$0.31
Vested	(1,545,619)	$0.32
Cancelled	-	-
Total Nonvested Shares, December 31, 2023	888,798	$0.42

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

On July 28, 2023, the Company entered into a subscription receivable agreement with Daniel Oblinger, the Company's Chief Technology Officer, in which Mr. Oblinger purchased 994,619 of the Company's common stock, for $258,601. The shares were issued on July 28, 2023, with the subscription receivable serving as a commitment for future payment. The subscription bears interest at 5% per annum and is due and payable on or before the 10th anniversary of its issuance.

As of December 31, 2023 and 2022, the Company had an outstanding note payable to Jason Morten Syversen, the Company's Chief Executive Officer and a shareholder, amounting to a total of $441,732. See note 5 for details.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

Notes Payable – Related Party:

On February 19, 2021, the Company entered into multiple agreements with Jason Morten Syversen, CEO, totaling $441,732 to fund operations. The agreements bear an interest rate of 0.12% and payable on demand. As of December 31, 2023, and 2022, the outstanding balance remains at $441,732.

Debt Summary

Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	For the Year Ended December 2023			For the Year Ended December 2022		
				Current Portion	Non-Current Portion	Total Debt	Current Portion	Non-Current Portion	Total Debt
Notes Payable - Related Party	441,732	0.21%	On demand	441,732	-	441,732	441,732	-	441,732
Total	441,732			441,732	-	441,732	441,732	-	441,732

NOTE 6 – EQUITY

The Company has authorized 19,000,000 common shares with a par value of $0.0001 per share. As of December 31, 2023 and 2022, 10,386,285 and 9,394,444 shares were issued and outstanding, respectively.

Voting: Common stockholders are entitled to one vote each share.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

The Company has authorized 6,411,333 of preferred shares with a par value of $0.0001 per share, of which 568,830 shares are designated as Series Seed-1 Preferred Stock, 315,732 shares are designated as Series Seed-2 Preferred Stock, and 2,492,772 shares are designated as Series Seed-3 Preferred Stock, and 3,034,449 shares are designated as Series Seed-4 Preferred Stock. As of December 31, 2023, there are 568,380 shares of Series Seed-1 Preferred Shares, 315,732 shares of Series Seed-2 Preferred Shares, 2,492,772 shares of Series Seed-3 Preferred Shares, and 3,022,703 shares of Series Seed-4 Preferred Shares outstanding.

Voting: Each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter.

Dividends: The Corporation shall not declare or pay dividends on any other class of capital stock (except for Common Stock dividends paid in Common Stock) unless Preferred Stockholders first receive a dividend at least equal to the amount per Preferred share that would result from multiplying the Common Stock dividend by the number of Common shares issuable upon conversion of a Preferred share. For dividends on non-convertible stock, the amount per Preferred share is prorated based on the original issue price—$0.5806 for Series Seed-1, $0.8710 for Series Seed-2, and $1.0029 for Series Seed-3—subject to adjustments for stock splits, dividends, or recapitalizations. If multiple classes receive dividends simultaneously, the Preferred Stock dividend is based on the highest-paying class.

Conversion: Each share of Preferred Stock is convertible at the holder's option, at any time, into Common Stock by dividing the Applicable Original Issue Price—$0.5806 for Series Seed-1, $0.8710 for Series Seed-2, and $1.0029 for Series Seed-3—by the Applicable Conversion Price, which initially equals the respective Original Issue Price. The conversion rate adjusts accordingly based on changes to the Applicable Conversion Price.

Liquidation preference: In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through March 25, 2025, the date these financial statements were available to be issued.

Between 2024 and March 20, 2025, the Company entered into numerous SAFE agreements (Simple Agreement for Future Equity) with third parties amounting to $1,015,000 in 2024 and $57,728 in 2025. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at an 80% discount. Each agreement is subject to a valuation cap. The valuation caps of the agreements entered were $21M.